Skadden, Arps, Slate, Meagher & Flom llp
222 BAY STREET
SUITE 1750, P.O. BOX 258
TORONTO, ONTARIO
M5K IJ5
________

TEL: (416) 777-4700
FAX: (416) 777-4747
www.skadden.com

September 18, 2009

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549-3628

Attn:	Julia E. Griffith, Esq.,
Special Counsel, Office of Mergers & Acquisitions
Division of Corporation Finance

Dear Ms. Griffith:

Set forth below are the responses of Cardiome Pharma Corp., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff, dated September 15, 2009 (the "Comment Letter"), with respect to the Company's Statement on Schedule TO filed with the Commission on September 1, 2009 (File No. 005-60635) (the "Schedule TO") and relating to the offer by the Company (the "Offer") to purchase common shares of the Company (the "Shares") as described therein. Concurrently with the filing of this letter, the Company has filed with the Commission Amendment No. 1 to the Schedule TO ("Amendment No. 1").

For the convenience of the Staff, the text of the Commission’s comments in the Comment Letter has been duplicated in bold type to precede the Company's responses.

Schedule TO

1.
The price range you have set for the shares allows for a range of offering prices amounting to 20%.  Please advise why the use of this broad range in a tender offer complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii), which requires that the offering document clearly set forth the price at which you are offering to purchase the shares.  While we have permitted the use of a modified Dutch auction structure for issuer tender offers, we believe the use of a reasonable range of

Securities and Exchange Commission
September 18, 2009

potential offer prices is necessary to satisfy these requirements. Please revise or advise.

Response:  Modified Dutch auctions have been permitted by the Commission pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, subject to meeting certain conditions, including disclosure in the tender offer materials of the minimum and maximum consideration to be paid.  See Release No. 34-23421 (July 1986).  While most modified Dutch auction tender offers have used a price range of approximately 15% of the minimum price, based in part on the fact patterns of early no-action letter requests and market practice, we are not aware that the Commission, the Staff or the courts have specifically addressed the issue of what constitutes a reasonable price range for a modified Dutch auction tender offer, and we note that a number of such offers have been completed since the Release using price ranges of between 15-30%.  In considering the appropriate price range for the Offer, the Company and its financial advisors reviewed and considered recent modified Dutch auction tender offers completed by issuers with similar market capitalizations, among other factors.  The comparable transactions included the following offers that used price ranges in excess of 20%: (i) Tucows Inc. – filed with the Commission on May 13, 2009 with a price range of 25%; (ii) B+H Ocean Carriers, Ltd. – filed with the Commission on October 20, 2008 with a price range of 25%; (iii) Cyberoptics Corp. – filed with the Commission on June 30, 2008 with a price range of 22.9%; (iv) Steven Madden Ltd. – filed with the Commission on February 20, 2008 with a price range of 21.2%; and (v) Looksmart, Ltd. – filed with the Commission on January 15, 2008 with a price range of 22.1%.  In addition to the direct comparables considered by the Company and its advisors, we believe it is noteworthy that a review of a broader group of 40 modified Dutch auction tender offers since January 1, 2007 reveals that one quarter of all such issuer tender offers used ranges between 16-25% and that while the mean of these offerings allowed for a range of offering prices of approximately 13.6%, the standard deviation among these offerings amounted to 4.9%.  The Company and its advisors therefore believe that the Company's range of 20%, as it falls within approximately 1.3 standard deviations of the price range of the mean of these offerings, is consistent with market practice as reflected by similar issuer tender offers using a modified Dutch auction structure.  The Company also notes that six of the sixteen modified Dutch aution tenders commenced in Canada since 2007, and all three in 2009, have a price range greater than 19.6% of the minimum price and the range in the Company's Offer is consistent with market practice for modified Dutch auction tender offers in Canada (as a Canadian public company, the Offer must also comply with applicable Canadian Issuer Bid rules).

In addition to reviewing comparable transactions to determine whether its proposed range was reasonable, the Company considered specific circumstances relating to the Company's shares.  In particular, the Company believes that a range slightly higher than the mean range is appropriate in light of the Company's current share price, which is trading below US$5.00 and is less than half of its 52-week high of US$9.79.  We note that an article prepared by a former member of the Staff and two then-current members of the Staff in 1989 regarding modified Dutch auction tender offers supports the Company's position in this regard by observing that "[i]n the case of low priced stock, an issuer may need to offer a greater premium to make the offer attractive to holders."  Stephen M. Piper, Mark L. Berman and Selwyn J. Notelovitz, The Emerging Role of Dutch Auctions, Insights, Vol. 3, No. 8 (August, 1989).

Securities and Exchange Commission
September 18, 2009

Pursuant to the Offer, the Company has invited its shareholders to tender their shares within a range of specified prices that represented a premium to the market price for the Company's shares at the commencement of the Offer.  In light of the current low trading price of the Company's shares, and to make the offer attractive to its shareholders, the Company believes that a range that provides shareholders with a slightly higher maximum price than it might have offered if it used a 15% range is reasonable, complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A, and is favorable to the Company's shareholders.

Documents Incorporated by Reference, Page iii

2.
You may incorporate by reference any document that you have filed with the Commission, but the document must be filed with rather than simply furnished to the Commission in order to be incorporated by reference.  See Rule 12b-32.  Please revise.

Response:  The Offer to Purchase and Circular has been revised on page iii to clarify that the documents incorporated by reference therein have been filed with the Commission as exhibits to the Schedule TO.  The Company has amended Item 12 and the Exhibit Index in Amendment No. 1 to include such documents as exhibits (incorporating them by reference to the Company's Annual Report on Form 40-F and Reports on Form 6-K, which contained such documents).  Please see Section 1 of “Items 1 through 12” in Amendment No. 1.

Cautionary Statement Regarding Forward Looking Statements, page iv

3.
You appear to be referring to the safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, which do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.  Please revise to clarify that the safe harbor for forward-looking statement contained in the Reform Act does not apply in the context of a tender offer.  In addition, do not refer to the Reform Act in future filings or communications relating to this tender offer unless you clarify that the Act's safe harbor protections do not apply.

Response:  The Offer to Purchase and Circular has been revised on page iv to remove the reference to the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which the Company acknowledges does not apply to statements made in connection with a tender offer.  Please see Section 2 of “Items 1 through 12” in Amendment No. 1.  In addition, the Company confirms that it will not refer to the Reform Act in future filings or communications relating to this tender offer.

Securities and Exchange Commission
September 18, 2009

Summary Term Sheet, page 1

4.
Include a brief statement as to the accounting treatment of the offer, or explain supplementally why that information is not material in the context of this offer.  See Item 1004(a)(1)(xi) of Regulation M-A.

Response:  The accounting for the repurchase of the Shares under the Offer will result in a reduction of the Company’s shareholders’ equity in an amount equal to the aggregate price of the repurchased Shares and a reduction in cash.  As the Company is not incurring debt to repurchase the Shares, the Company does not believe that disclosure of the accounting treatment of the Offer will be material to its shareholders.

Withdrawal Rights, page 14

5.
Shareholders are entitled to withdraw their shares from the offer if you have not accepted the shares for payment within forty business days after you commenced the offer.  See Rule 13e-4(f)(2)(ii).  Please revise.

Response:  The Summary Term Sheet has been revised to clarify under the heading "ONCE I HAVE TENDERED MY SHARES IN THE OFFER, CAN I WITHDRAW MY TENDER?" and the Offer to Purchase has been revised to clarify in Section 6 – “Withdrawal Rights” that shareholders are entitled to withdraw their Shares from the Offer if the Company has not accepted the Shares for payment within forty business days after commencement of the Offer.  Please see Sections 3 and 4 of “Items 1 through 12” in Amendment No. 1.

Conditions to the Offer, page 15

6.
All conditions in a tender offer must be satisfied or waived on or before the expiration of the offer, rather than "at any time before the payment for any such common shares."  Please revise the disclosure in the first paragraph of this section accordingly, or tell us why, under the circumstances of your offer, the current structure is acceptable.  In this regard, we note that you are providing withdrawal rights after the expiration of the offer.

Response:  The Offer to Purchase has been revised to clarify that all conditions under Section 7 – “Conditions of the Offer”, other than those conditions dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer. Please see Section 5 of “Items 1 through 12” in Amendment No. 1.

7.
Refer to the first paragraph in this section.  You state that you may terminate the offer if any of the listed events shall occur and you make a judgment that such event makes it inadvisable to proceed with the offer.  If a listed offer condition is "triggered" by an event (or non-event, depending on the nature of the condition at issue), you may not de facto waive the offer condition by failing to assert it.  Please confirm your understanding in your response letter.

Response: The Company confirms its understanding that if it fails to exercise or waives a condition of the Offer, it may be required, depending upon the materiality of such

Securities and Exchange Commission
September 18, 2009

failure or waiver and the number of days remaining in the Offer, to extend the Offer and circulate new disclosure to shareholders.

8.
Refer to subparagraph (c)(iii).  Since there are at least two wars or armed hostilities involving the United States underway at this time, clarify how this offer condition will apply under those circumstances.

Response:  The Offer to Purchase has been revised to clarify that this condition under Section 7- “Conditions of the Offer" will apply with respect to the current wars and armed hostilities involving the United States to the extent that “in the case of an existing war, armed hostility or other international or national calamity directly or indirectly involving Canada or the United States at the commencement of the Offer, a material escalation of such war, armed hostility or other international or national calamity directly or indirectly involving Canada or the United States.” Please see Section 6 of “Items 1 through 12” in Amendment No. 1.

*          *          *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Kindly acknowledge your receipt of this response letter by stamping the attached copy of this letter and returning it to our messenger, who has been instructed to wait.

Securities and Exchange Commission
September 18, 2009

Sincerely,

/s/  Riccardo A. Leofanti
Riccardo A. Leofanti

cc:	Curtis Sikorsky, Chief Financial Officer
(Cardiome Pharma Corp.)

Joseph Garcia, Esq.
(McCarthy Tetrault LLP)

Michael Sullivan, Esq. (Ladham & Watkins LLP)